October 11, 2024

Umesh Singh
Chief Executive Officer
Givbux, Inc.
2751 W Coast Hwy, Suite 200
Newport Beach, CA 92663

       Re: Givbux, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed September 12, 2024
           File No. 000-52142
Dear Umesh Singh:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G Filed September 12,
2024
Item 1. Business
General Background of the Company, page 4

1.     Please revise to include all of the information required by Item
101(h)(4) of
       Regulation S-K. Specifically, please include a more detailed discussion of:
           the principal products or services and their markets, including clear distinctions between current and aspirational products and services;
           the current status of any publicly announced product or service, for example the current status of the new version of your App;
           your dependence any major customers, if applicable;
           any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;
 October 11, 2024
Page 2

             the need for any government approval of principal products or services and if you have not yet received that approval, discuss the status of the approval within the government approval process; and
             the effect of existing or probable governmental regulations on the business.
2. Please revise to disclose the number of users, merchants, vendors and charities that are currently using the GivBux Super App and disclose the dollar volume of transactions between users and merchants, vendors and/or charities that have occurred during your last fiscal year and the period ended June 30, 2024. Please provide definitions of the terms users, merchants, vendors, charities and GivBux Associates, as used in your filing.
3. We note your statement regarding your "agreements with Amazon, Uber Eats Groupon, Wayfair as well as all the major chains." Please name the
"major chains"
       and also clarify whether you have current agreements with these companies and if you do, please revise to summarize the material terms of such agreements and file any material agreements as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.
       Regarding your statement that users can use your app "at over hundreds of national merchants which allows access to in excess of 250,000 locations/vendors," further describe the nature and locations of the merchants and vendors.
4. Please reconcile your disclosure regarding your business with your disclosure elsewhere that you have no operations.
Risk Factors, page 8

5. Please revise your risk factors to accurately reflect the current risks that make an investment risky. In this light, we note a number of risks that appear inapplicable or require additional supporting detail and more fulsome discussion, including:
           your growth and expectations for "significant growth in the near future;"
           the amount of revenue and cash inflows derived from your platform; statements regarding the level of success in prior periods, including that you have
           "grown significantly in recent periods;"
           the size and demographic of your current customer base;
           the current status of your product offering(s);
           the status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;
           references to business combinations, asset acquisitions, and a revolving credit facility; and
           references to any operations in or business with the restaurant industry.
       Refer to Item 105 of Regulation S-K.
6. Please remove references to "this offering" as this registration statement does not cover the offer and sale of securities.
7. We note a number of notes payable for cash and convertible notes payable for shares of your common stock. Please revise to discuss the risks associated with:
 October 11, 2024
Page 3

             the total amount of notes that are payable on demand, as compared to your current assets; and
             the dilution from issuing additional shares of common stock in connection with the convertible notes payable.
8. Please revise your risk factor on page 40 to further describe the risks of being quoted on the OTC Pink Market, including that it could depress the trading prices of your stock, have a long-term adverse impact on your ability to raise capital in the future, increase price volatility, and decrease the likelihood that orders will be able to be executed.
Financing requirements to fund operations ..., page 14

9. Please revise to discuss your current liquidity position and the amount of capital that you believe that you will need in order to fund operations over the next 12 months. In this light, we note that you expect to receive funds from management to continue paying accounting and other professional fees and other miscellaneous expenses.
       Please revise to disclose the material terms of any agreements for such future funding and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
We are responsible for transmitting a high volume of sensitive and personal information ..., page 16

10.    We note your statements regarding your systems, including that
"[u]nauthorized
       parties have in the past gained access, and may in the future gain access ... ." Please
       revise to provide additional detail on such unauthorized access, if material.
Description of GivBux Super App Payment Process, page 43

11. Please clarify whether you currently have an agreement with Mastercard for the
       GivBux Black Mastercard. If so, please revise to include a summary of the material terms of such agreement, describe the nature and use of the card in additional detail, and file the agreement with Mastercard as an exhibit. If you do not have an agreement with Mastercard, please state that that is the case and explain your references to the
       GivBux Black Mastercard. Refer to Item 601(b)(10) of Regulation S-K.
12. You state that you "have several projected revenues streams." Please revise to clarify which revenue streams, if any, are currently operational and which are aspirational.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 44

13. We note your statement that "[a]s a result, the Company is contractually required to
       issue an additional 74,218,050 shares of the Company   s post-split
common stock to
       the former common stock shareholders of GivBux Global Partners, Inc., such that the total number of shares issued pursuant to the share exchange equals that number required by the Agreement." Please advise whether these additional shares have been issued to shareholders.
 October 11, 2024
Page 4
Results of Operations, page 45

14. We note that for the six months ended June 30, 2024 and December 31, 2023 you generated revenues of $72,399 and $196,326, respectively. Please disclose how you generated such revenues, as we note that you have had "no operations" during those periods.
Years Ended December 31, 2023 and 2022, page 46

15. We note your disclosure in the last paragraph of this section on page 49 regarding your ability to fund operations until you complete an acquisition and your existence as a shell company for the next twelve months. Please advise.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 53

16. We note that the information in this table is current as of March 31, 2024 and the information regarding convertible securities is current as of June 30, 2024. Please update all of the information in this table as of the most recent practicable date. Refer to Item 403 of Regulation S-K.
Item 7. Certain Relationships and Related Transactions, page 57

17. Please revise to include the disclosure required by Item 404 of Regulation S-K for each of the related party transactions during the relevant time period. General

18. Please be advised that your registration statement will automatically become effective sixty days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the issues noted here are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.
19. Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola
       & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting
       violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and
Exchange
       Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange
       Commission   s press release, available at
https://www.sec.gov/newsroom/press-
       releases/2024-157.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 11, 2024
Page 5

       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   John E. Dolkart, Jr.